FORM 11-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-13958
A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
THE HARTFORD INVESTMENT AND SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
THE HARTFORD FINANCIAL SERVICES GROUP, INC.
One Hartford Plaza, Hartford, Connecticut 06155

The Hartford Investment and Savings Plan

December 31, 2008 and 2007

Page No(s).

Report of Independent Registered Public Accounting Firm	F-1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	F-2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008	F-3

Notes to Financial Statements as of December 31, 2008 and 2007 and for the year ended December 31, 2008	F-4 – F-12

Supplemental Schedule:

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2008	F-13 – F-15

Signature	F-16

Exhibits

Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm

Exhibit 23.1
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator and Members of
The Hartford Investment and Savings Plan
Hartford, Connecticut
We have audited the accompanying statements of net assets available for benefits of The Hartford Investment and Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic 2008 financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic 2008 financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2008 financial statements taken as a whole.
DELOITTE & TOUCHE LLP
Hartford, Connecticut
June 24, 2009

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2008 AND 2007
($ IN THOUSANDS)

	2008	2007
Assets
Investments:
The Hartford Stock Fund, common stock (at fair value) 7,802,748 and 7,465,472 shares at December 31, 2008 and 2007, respectively	$128,121	$650,914
Index fund (at fair value)	149,690	246,149
Mutual funds (at fair value)	992,686	1,460,964
Pooled temporary investments (at fair value)	23,354	4,283
Group annuity contracts (at fair value)	610,376	627,250
Loans receivable from Members (at outstanding balance)	44,628	43,619

Total investments	1,948,855	3,033,179
Dividends and interest receivable	4,247	6,729

Total assets	1,953,102	3,039,908

Liabilities
Administrative expenses payable	578	486

Total liabilities	578	486

Net assets available for benefits at fair value	1,952,524	3,039,422

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	41,865	4,052

Net assets available for benefits	$1,994,389	$3,043,474

See Notes to Financial Statements.

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008
($ IN THOUSANDS)

2008

Investment loss:
Net depreciation in fair value of investments	$(1,161,352)
Dividends	91,881
Interest	3,636

Total investment loss	(1,065,835)

Contributions:
Employee contributions	148,443
Employer contributions, net of forfeitures	64,249
Rollover contributions	15,515

Total contributions	228,207

Deductions from net assets attributed to:
Benefits paid to Members	211,429
Administrative expenses	2,587

Total deductions	214,016

Net decrease before asset transfers	(1,051,644)

Asset transfers due to 2008 acquisitions (Note 10)	2,559

Net decrease after asset transfers	(1,049,085)

Net assets available for benefits:
Beginning of year	3,043,474

End of year	$1,994,389

See Notes to Financial Statements.

THE HARTFORD INVESTMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2007
AND FOR THE YEAR ENDED DECEMBER 31, 2008
($ in thousands)
Note 1. Description of the Plan
The following description of The Hartford Investment and Savings Plan (the “Plan”) is provided for general information purposes only. Members should refer to the Plan Document for more complete information.
The Hartford Financial Services Group, Inc., a Delaware corporation, and its subsidiaries (collectively, “The Hartford” or the “Company”) provide investment products, life insurance, group benefits, automobile and homeowners products, and business and property-casualty insurance to both individual and commercial customers in the United States and internationally. The Plan Sponsor, Hartford Fire Insurance Company, is a wholly owned subsidiary of The Hartford.
Information with regard to eligibility, contributions, distributions, vesting, trustees, withdrawals, loans, fund redistribution and definitions of all capitalized terms are contained in the Plan Document. A Summary Plan Description setting forth the highlights of the Plan is available to Members on the Fidelity NetBenefits website.
Plan Changes
See Note 11 for a general description of amendments made to the Plan Document during the years ended December 31, 2008 and 2007.
General
The Plan is a defined contribution plan covering substantially all full-time and part-time employees of the Company. The Pension Administration Committee of the Company controls and manages the operation and administration of the Plan, subject to certain exemptions that are specified in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
The Trust, as defined in the Plan Document, is the aggregate funds held by the Trustee, State Street Bank and Trust Company, under the trust agreement established for the purposes of this Plan.
Contributions
Plan Members may elect to save a percentage of their base salary and may designate their savings as before-tax, Roth 401(k), after-tax or a combination thereof. Generally, savings may be elected based on 1% to 30% of base salary. Members who are highly compensated employees may have contribution limits of less than 30% due to the operation of certain tests required under the Internal Revenue Code of 1986, as amended (the “Code”). Pursuant to the terms of the Plan, for 2008 and 2007 highly compensated employees are employees whose prior year earnings were equal to or exceeded $100 per annum.
Basic Savings are contributions which are not in excess of the first 6% of a Member’s base salary. For Members who have completed at least six months of service, an amount equal to 50% of a Member’s Basic Savings is matched by the Company (“Matching Company contribution”). Members’ savings in excess of 6% of base salary are Supplemental Savings that are not matched by the Company. In addition, the Company contributes 0.5% of highly compensated eligible employees’ base salary and 1.5% of all other eligible employees’ base salary (“Floor Company contribution”) to each employee’s Floor Company contribution account. An employee becomes eligible for Floor Company contributions after reaching the age of 18 and completing six months of service, regardless of whether the employee elects to participate in the Plan.
Administrative Costs
The Trust pays certain administrative expenses of the Plan out of the assets of the Trust. Expenses not paid by the Trust are borne by the Company.

NOTES TO FINANCIAL STATEMENTS (Continued)
Note 1. Description of the Plan (continued)
Member Accounts
Individual accounts are maintained for each Member. Each Member’s account is credited with that Member’s contributions and allocations of (a) the Matching Company contributions and Floor Company contributions and (b) Plan earnings, and is charged with withdrawals and an allocation of administrative expenses and Plan losses. Allocations are based on Member account balances, as defined in the Plan Document. The benefit to which a Member is entitled is the benefit that can be provided from that Member’s vested account balance.
Vesting
Members are 100% vested at all times with respect to employee and Floor Company contributions and earnings thereon. Vesting in Matching Company contributions begins after one year of service at which time Members are 20% vested. The vesting increases 20% each consecutive year until the fifth anniversary of service at which time the Members are 100% vested. Notwithstanding the foregoing statement, a Member becomes fully vested in such Member’s Matching Company contribution account upon retirement (for certain Members), disability, death, reaching age 65, or upon the complete discontinuance of Matching Company contributions or termination of the Plan.
Investment Options
As of December 31, 2008, contributions of Member savings and Company contributions may be invested in any of the twenty investment options of the Plan in multiples of 1%, as elected by the Member (“Member directed investments”).
Certain investment options are parties-in-interest with The Hartford. See Notes 3 and 9 for further discussion.
Member Loans
Members may borrow from their accounts a minimum of $0.5 to a maximum equal to the lesser of $50 or 50% of their vested account balances. Loan transactions are treated as transfers between the investment funds and the loan fund. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loan is secured by the balance in the Member’s account and bears interest at a prime rate determined prior to the 3-month calendar quarter in which the loan originates (as published in the Wall Street Journal) plus 1% and is fixed for the term of the loan. Principal and interest is paid ratably through payroll deductions.
Payment of Benefits
On termination of service due to death, disability, retirement, or certain other reasons, Members or their designated beneficiaries may elect to receive either a lump sum amount equal to the value of the vested interest in their respective accounts, annual installments over a period not greater than thirty years (subject to certain conditions), or annual installments over the recipient’s life expectancy. Distributions may be paid in cash or, with respect to The Hartford Stock Fund, in stock distributions. Members or their designated beneficiaries may also elect to defer distributions subject to certain conditions.
Forfeitures
At December 31, 2008 and 2007, forfeited non-vested accounts totaled $227 and $1,136, respectively. These forfeitures are applied to reduce future Matching Company contributions. During the year ended December 31, 2008, Matching Company contributions were reduced by $1,736 from forfeitures.
Note 2. Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

NOTES TO FINANCIAL STATEMENTS (Continued)
Note 2. Accounting Policies (continued)
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. The fair value of the common stock of The Hartford Financial Services Group, Inc. (“HFSG”) is based on quoted market prices. Index Fund, mutual funds and pooled temporary investment funds are valued at the net asset value of shares held by the Plan at year end. The Group Annuity Contracts (the “Stable Value Fund”) include synthetic guaranteed investment contracts (the “GICs”) whose underlying investments are stated at fair value. Fair value of the underlying investments in the GICs is determined by the issuer based on the discounted replacement cost methodology, which incorporates the difference between current market level rates for the wrapper contract and the wrapper fee presently being charged. Member loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The financial statements reflect the prospective adoption of the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”). For financial statement elements currently required to be measured at fair value, SFAS 157 redefines fair value, establishes a framework for measuring fair value under U.S. GAAP and enhances disclosures about fair value measurements. The new definition of fair value focuses on the price that would be received to sell the asset or paid to transfer the liability regardless of whether an observable liquid market price existed (an exit price). SFAS 157 provides guidance on how to measure fair value, when required, under existing accounting standards. SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels (“Level 1, 2, and 3”). SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Adoption of SFAS 157 did not have any impact on the statements of net assets available for benefits and the statement of changes in net assets available for benefits.
Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the American Institute of Certified Public Accountants (the “AICPA”) Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”), the statements of net assets available for benefits present investment contracts at fair value and include an additional line item to adjust fully benefit-responsive contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis in accordance with the FSP.
Investment expenses charged to the Plan for investments in the mutual funds are charged directly against the assets of the Fund and are not separately reflected. Consequently, investment expenses are reflected as a reduction of investment return for such investments.
Payment of Benefits
Benefits paid to Members are recorded when distributed (see Note 8).
Contributions
Employee and employer contributions are recorded in the period during which the Company makes payroll deductions from Members’ compensation.

NOTES TO FINANCIAL STATEMENTS (Continued)
Note 3. Investments
Investments of the Plan consist of common stock of the Company, various investment funds (including index and mutual funds managed by the Company, third party mutual funds and pooled temporary investment funds managed by the Trustee), group annuity contracts issued by unaffiliated insurers that are held by an investment fund sponsored by the Company, and loans receivable from Members.
The following investments represented 5% or more of the fair value of the Plan’s net assets available for benefits at the end of the Plan year:

	December 31,
	2008		2007
* The Hartford Stock Fund, common stock (7,802,748 and 7,465,472 shares at December 31, 2008 and 2007, respectively)	$128,121		$650,914
* The Hartford ISP S&P Index fund	149,690		246,149
Mutual funds:
* Capital Appreciation HLS Fund	186,458		334,036
* MidCap HLS Fund	145,204		225,312
Group annuity contracts:
JPMorgan Chase Bank, Contract #AITTH01	165,297		163,688
Monumental Life Insurance Company #MDA00911TR	100,268			**
Monumental Life Insurance Company #MDA00912TR	131,854			**
UBS AG, Contract #3024		**	162,777

*	Indicates party-in-interest

**	Investment did not represent 5% or more of the fair value of the Plan’s net assets available for benefits at December 31, 2008 or 2007.
For the year ended December 31, 2008, the Plan’s investments had net depreciation, including gains and losses on investments bought and sold, as well as held during the year, as follows:

The Hartford Stock Fund, common stock	$(509,047)
The Hartford ISP S&P Index fund	(89,019)
Group Annuity Contracts	31,204
Mutual funds	(594,490)

Net depreciation in fair value of investments	$(1,161,352)

Note 4. Investments in Group Annuity Contracts
The Plan has entered into numerous synthetic group annuity contracts with unaffiliated insurance carriers. A synthetic group annuity contract is an investment contract through an issuer’s guarantee of a specific interest rate (the wrapper contract) and a fixed income portfolio of financial instruments that are owned by the Plan. The synthetic GIC contracts include underlying assets which are held in a trust owned by the Plan and utilize a benefit-responsive wrapper contract managed by DB Advisors. The fair value of the benefit-responsive wrapper contracts was $1,536 at December 31, 2008 and zero at December 31, 2007. The contract provides that participants execute Plan transactions at contract value. These contracts are fully benefit-responsive and are included in the financial statements at fair value (see Note 2). Fully benefit-responsive contracts provide for a stated return on principal invested over a specified period and permit withdrawals at contract value for benefit payments, loans, or transfers. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. Certain events, such as a Plan termination, divestiture or reduction in force may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. The Plan Sponsor does not believe that any events that may limit the ability of the Plan to transact at contract value are probable.

NOTES TO FINANCIAL STATEMENTS (Continued)
Note 4. Investments in Group Annuity Contracts (continued)
The relationship of future crediting rates and the adjustments to contract value reported on the statements of net assets available for benefits are provided through the mechanism of the crediting rate formula. The crediting rate is based on the current yield-to-maturity, the duration of the portfolio, and the amortization of gains and losses, defined as the difference between the market value and contract value of the wrapper. Key factors that could influence future crediting rates include, but are not limited to, Plan cash flows, changes in interest rates, total return performance of the fair market value bond strategies underlying each synthetic GIC contract, default or credit failures of any of the securities, investment contracts, or other investments held in the fund and the initiation of an extended termination of one or more synthetic GIC contracts by the manager or the contract issuer. The rate of return earned on a synthetic GIC is generally reset quarterly by the issuer based on market rates of other similar investments, the current yield of the underlying investments and the spread between the market value and contract value, but the rate can not be less than zero.
The contract issuer is not allowed to terminate any of the synthetic GIC’s and settle at an amount different from contract value unless there is a breach of the contract which is not corrected within the applicable cure period. Actions that will result in a breach include, but are not limited to, material misrepresentation, failure to pay synthetic GIC fees, or any other payment due under the contract, and failure to adhere to investment guidelines.

Average yields:	2008	2007
Based on annualized earnings (1)	6.94%	5.16%
Based on interest rate credited to participants (2)	4.52%	5.22%

(1)	Calculated by taking the fair value sum of the funds holdings times their respective yields, divided by the total sum of the holdings as of December 31, 2008 and 2007, respectively.

(2)	Calculated by taking the sum of the book value holdings times the crediting rate, divided by the fair value of the funds.
The following table represents the adjustment from fair value to contract value for each of the contracts as of December 31, 2008:

		Major	Investments	Investments	Adjustment from
	Contract	Credit	at Contract	at Fair	fair value to
Carrier Name	Number	Ratings	Value	Value	Contract Value
JPMorgan Chase Bank	AITTH01	AA- / Aaa	$172,109	$165,297	$6,812
JPMorgan Chase Bank	AITTH02	AA- / Aaa	45,956	44,558	1,398
Monumental Life Insurance Company	MDA00911TR	AA / Aa3	105,689	100,268	5,421
Monumental Life Insurance Company	MDA00912TR	AA/Aa3	147,802	131,854	15,948
Natixis Financial Products Inc.	WR1879-01	A+ / Aa3	96,872	87,078	9,794
Natixis Financial Products Inc.	1879-02	A+ / Aa3	77,282	75,051	2,231
Natixis Financial Products Inc.	BR-879-25	AAA / Aaa	6,531	6,270	261

Total			$652,241	$610,376	$41,865

The following table represents the adjustment from fair value to contract value for each of the contracts as of December 31, 2007:

		Major	Investments	Investments	Adjustment from
	Contract	Credit	at Contract	at Fair	fair value to
Carrier Name	Number	Ratings	Value	Value	Contract Value
JPMorgan Chase Bank	AITTH01	AA- / Aa2	$163,226	$163,688	$(462)
UBS AG	3024	AA+ / Aa2	162,748	162,777	(29)
Monumental Life Insurance Company	MDA00380TR	AA / Aa3	132,223	129,679	2,544
Natixis Financial Products Inc.	WR1879-01	AAA / Aaa	81,311	79,695	1,616
Monumental Life Insurance Company	ADA00212TR	AA / Aa3	85,263	84,974	289
Natixis Financial Products Inc.	BR-879-25	AAA / Aaa	6,531	6,437	94

Total			$631,302	$627,250	$4,052

NOTES TO FINANCIAL STATEMENTS (Continued)
Note 5. Fair Value Measurements
As of the beginning of the fiscal year ended December 31, 2008 the Plan adopted SFAS 157. SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). The three levels of the fair value hierarchy under SFAS 157 are described below:
Basis of Fair Value Measurement
Level 1	Observable inputs that reflect quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date;

Level 2	Observable inputs, other than quoted prices included in Level 1, for the asset or liability or prices for similar assets and liabilities;

Level 3	Unobservable inputs reflecting the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The following table sets forth by level within the fair value hierarchy the Plan investment assets at fair value, as of December 31, 2008. As required by SFAS No. 157, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Investment Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Common stock	$128,121	$—	$—	$128,121
Index fund	—	149,690	—	149,690
Mutual funds	916,606	76,080	—	992,686
Pooled short-term investments	—	23,354	—	23,354
Group annuity contracts	19,705	574,981	15,690	610,376
Loans to members	—	—	44,628	44,628

Total investments at fair value	$1,064,432	$824,105	$60,318	$1,948,855

Total Plan investment assets at fair value classified within level 3 were $60,318, as of December 31, 2008, which consists of the Plan’s Stable Value Fund guaranteed investment contract holdings and loans to members. Such amounts were 3% of “Total investments” on the Plan’s statement of net assets available for benefits at fair value as of December 31, 2008.
Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investments for the year ended December 31, 2008. As reflected in the tables below, the net unrealized loss on level 3 investment assets was $1,601. This was comprised of net unrealized losses of $3,143 and net unrealized gains of $1,542 on group annuity contracts for the year ended December 31, 2008.

NOTES TO FINANCIAL STATEMENTS (Continued)
Note 5. Fair Value Measurements (continued)

	Level 3 Investment Assets and Investment Liabilities
	Year Ended December 31, 2008
		Group
	Member	Annuity
	Loans	Contracts	Total
Balance, beginning of year	$43,619	$21,244	$64,863
Realized losses	—	(79)	(79)
Unrealized gain relating to instruments still held at the reporting date	—	(1,601)	(1,601)
Purchases, issuances, and settlements	1,009	(3,874)	(2,865)
Transfers in and / or out of level 3	—	—	—

Balance, end of year	$44,628	$15,690	$60,318

Note 6. Federal Income Tax Status
The Internal Revenue Service has determined and informed the Company by letter dated March 23, 2004 that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Company and the Plan Administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
Note 7. Plan Termination
Although the Company has not expressed any intent to do so, the Company has the right under the Plan to suspend, reduce, or partially or completely discontinue its contributions at any time and to terminate the Plan, the Trust agreement and the Trust hereunder, subject to the provisions of ERISA. In the event of termination or partial termination of the Plan or complete discontinuance of contributions, the interests of affected Members automatically become fully-vested.
Note 8. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits between the accompanying financial statements and the amounts reflected in Form 5500 as of December 31, 2008 and 2007:

	2008	2007
Net assets available for benefits per accompanying financial statements	$1,994,389	$3,043,474
Amounts allocated to withdrawing Members	(148)	—
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(41,865)	(4,052)

Net assets per Form 5500	$1,952,376	$3,039,422

The following is a reconciliation of total investment loss and contributions on the accompanying financial statements and the amount reflected in Form 5500 for the year ended December 31, 2008:

Total investment loss and contributions per accompanying financial statements	$(837,628)
Add Adjustment from contract value to fair value for fully benefit-responsive investment contracts at beginning of the year	4,052
Deduct Adjustment from contract value to fair value for fully benefit-responsive investment contracts at the end of the year	(41,865)

Total income per Form 5500	$(875,441)

NOTES TO FINANCIAL STATEMENTS (Continued)
Note 8. Reconciliation of Financial Statements to Form 5500 (continued)
The following is a reconciliation of benefits paid to Members between the accompanying financial statements and the amount reflected in Form 5500 for the year ended December 31, 2008:

Benefits paid to Members per accompanying financial statements	$211,429
Add amounts allocated to withdrawing members current year	148
Deduct amounts allocated to withdrawing members prior year	—
Deduct corrective distributions	(33)
Deduct amounts allocated to deemed loan distributions	(64)

Benefits paid to Members per Form 5500	$211,480

Note 9. Party-in-Interest Transactions
Certain plan investments are in funds managed by State Street Bank and Trust Company (the Trustee), certain subsidiaries of the Company and DB Advisors. Fees paid by the Plan for trustee, custodial and investment management services amounted to $880 for the year ended December 31, 2008. Fees paid by the Plan to a subsidiary of the Company pursuant to a group annuity contract issued by a subsidiary amounted to $51 for the year ended December 31, 2008. In addition, certain Plan investments are shares of mutual funds that are sponsored by The Hartford and shares of The Hartford’s common stock. At December 31, 2008 and 2007, the Plan held 7,802,748 shares and 7,465,472 shares of common stock of The Hartford with a cost basis of $296,600 and $304,820, respectively. During the year ended December 31, 2008, the Plan recorded dividend income from The Hartford’s common stock and mutual funds of $91,881.
Note 10. Plan Merger and Acquisitions
Effective January 3, 2008, March 1, 2008 and March 28, 2008, the Company acquired TopNoggin, Sun Life Retirement Services, Inc. and the Alliance Business of Princeton Retirement Group, respectively. In connection with the acquisition of these companies, $2,109 of net assets and $450 in participant loans were transferred to the Plan.
Note 11. Plan Amendments
•	Effective January 1, 2008, participants are required to contribute at least 6% of compensation in any combination of before-tax, Roth 401(k) or after-tax contributions prior to the participant making catch-up contributions to the Plan. In addition, the catch-up contributions are limited to 69% of compensation rather than 75%.
•	Effective August 5, 2008, the Global Technology HLS Fund was removed from the Plan.
As of December 31, 2007 the Plan document was amended to include the following changes effective January 1, 2008:
•	Roth 401(k) contributions may be made under the Plan.
•	Sixty days after becoming eligible to participate, employees hired on and after January 1, 2008 are automatically enrolled at a 3% pre-tax contribution level. Employees may elect not to participate in the Plan’s auto enrollment feature.
•	Automatically enrolled employees will have their pre-tax contribution increased by 1% in April of each year to a maximum of 10%. Alternatively, any participant may elect to have their contribution increased annually by a specified percent on a chosen date.

NOTES TO FINANCIAL STATEMENTS (Continued)
Note 11. Plan Amendments (continued)
•	The Salary definition was revised to exclude severance pay and accrued vacation pay paid upon termination of employment.
During 2007, the following changes were made to the Plan:
•	Effective January 1, 2007 the service definition was clarified to provide that periods of employment with acquired businesses may be credited as provided by the Plan Administrator.
•	Effective May 1, 2007 beneficiaries may elect to roll over distributions.
Note 12. Subsequent events
Effective January 1, 2009, the PLANCO Profit Sharing Plan was merged into the Plan, resulting in the transfer of $25,902 in net assets and $801 in participant loans into the Plan. Assets were converted in-kind for the mutual funds offered in the Plan. Assets not offered in the Plan were liquidated and invested in the corresponding Vanguard Retirement Fund according to the Plan member’s age.
Effective January 1, 2009, the name of The Hartford Financial Services Group, Inc. Stock Fund was changed to The Hartford Stock Fund.
Effective January 16, 2009, Evercore Wealth Management LLC was named as the fiduciary responsible for The Hartford Stock Fund and investment manager of common stock of the Company held by The Hartford Stock Fund.
Effective March 26, 2009 The Hartford Global Health HLS Fund is no longer available under the Plan. The Hartford Global Health HLS Fund is being removed from the Plan in conjunction with the addition, in April 2009, of two new equity investment options, the Columbus Circle Large Cap Growth Fund and the RS Partners Y Fund, a small cap blend fund. The Vanguard Target Retirement Fund that most closely corresponds to the year the participant attains age 65 is the default fund to which assets from the The Hartford Global Health HLS Fund will be transferred, should the participant not designate another fund.
In connection with the above two new fund offerings, the Plan was amended effective March 31, 2009 to allow the investment of floor contributions in an investment fund designated by the Investment and Savings Plan Investment Committee pending allocation of those floor contributions to Member accounts.

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008
($ IN THOUSANDS)

		(c) Description of Investment Including Maturity Date, Rate		(e) Current
(a)	(b) Identity of Party	of Interest, Collateral, Par or Maturity Value	(d) Cost	Value
	The Hartford Stock Fund

*	The Hartford	The Hartford Stock Fund, common stock (7,802,748 shares)	***	$128,121
*	State Street Bank and Trust	State Street Cash Fund — STIF	***	883

		Subtotal Stock Fund		129,004

	The Hartford ISP S&P Index Fund
*	The Hartford	Index Fund, Fund #NCD5	***	149,690

		Subtotal Index Fund		149,690

	Stable Value Fund
*	DB Advisors	Stable Value Fund, Fund #NCD6, including the following group annuity contracts:
	Natixis Financial Products Inc.	Group Annuity Contract #WR1879-01, 3.53% **	***	87,078
	Natixis Financial Products Inc.	Group Annuity Contract #BR-879-25, 3.35%, 4/27/2011	***	6,270
	Natixis Financial Products Inc.	Group Annuity Contract #1879-02, 5.26% **	***	75,051
	Monumental Life Insurance Company	Group Annuity Contract #MDA00911TR, 4.64% **	***	100,268
	Monumental Life Insurance Company	Group Annuity Contract #MDA00912TR, 3.45% **	***	131,854
	JPMorgan Chase Bank	Group Annuity Contract #AITTH01, 4.82% **	***	165,297
	JPMorgan Chase Bank	Group Annuity Contract #AITTH02, 5.29% **	***	44,558

		Subtotal Group Annuity Contracts		610,376
*	State Street Bank and Trust	State Street Cash Fund — STIF	***	21,930

		Subtotal Stable Value Fund		632,306

*	Indicates party-in-interest.

**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.

***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008 (CONTINUED)
($ IN THOUSANDS)

		(c) Description of Investment Including Maturity Date,		(e) Current
(a)	(b) Identity of Party	Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	Value
	Mutual Funds:
	Total Return Bond HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Bond HLS Fund, Class IA shares, Fund #NCC3	***	$69,955
	Money Market HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Money Market HLS Fund, Class IA shares, Fund #NCD1	***	76,080
	Dividend and Growth HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Dividend and Growth HLS Fund, Class IA shares, Fund #NCD4	***	89,187
	International Opportunities HLS Fund
*	The Hartford	Hartford Series Fund, Inc. International Opportunities HLS Fund, Class IA shares, Fund #NCC6	***	83,462
	Capital Appreciation HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Capital Appreciation HLS Fund, Class IA shares, Fund #NCD3	***	186,458
	Small Company HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Small Company HLS Fund, Class IA shares, Fund #NCC1	***	80,355
	MidCap HLS Fund
*	The Hartford	Hartford Series Fund, Inc. MidCap HLS Fund, Class IA shares, Fund #NCC2	***	145,204
	High Yield HLS Fund
*	The Hartford	Hartford Series Fund, Inc. High Yield HLS Fund, Class IA shares, Fund #NCC4	***	22,960
	Global Growth HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Global Leaders HLS Fund, Class IA shares, Fund #NCC7	***	24,620
	Global Health HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Global Health HLS Fund, Class IA shares, Fund #NCC9	***	25,193

*	Indicates party-in-interest.

**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.

***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008 (CONTINUED)
($ IN THOUSANDS)

		(c) Description of Investment Including Maturity
		Date, Rate of Interest, Collateral, Par or Maturity		(e) Current
(a)	(b) Identity of Party	Value	(d) Cost	Value
	Target Retirement Income Fund
	Vanguard	Vanguard Target Retirement Income Fund, Fund #NMA4	***	9,141
	Target Retirement 2005 Fund
	Vanguard	Vanguard Target Retirement 2005 Fund, Fund #NMA5	***	10,178
	Target Retirement 2015 Fund
	Vanguard	Vanguard Target Retirement 2015 Fund, Fund #NMA6	***	57,680
	Target Retirement 2025 Fund
	Vanguard	Vanguard Target Retirement 2025 Fund, Fund #NMA7	***	58,109
	Target Retirement 2035 Fund
	Vanguard	Vanguard Target Retirement 2035 Fund, Fund #NMA8	***	35,668
	Target Retirement 2045 Fund
	Vanguard	Vanguard Target Retirement 2045 Fund, Fund #NMA9	***	18,436

		Subtotal Mutual Funds		992,686

	Clearing Account
*	State Street Bank and Trust	Clearing Account, Fund #NCD8	***	402

		Subtotal Clearing Account		402

	Master Expense Account
*	State Street Bank and Trust	Master Expense Account, Fund #NCD9	***	139

		Subtotal Master Expense Account		139

	Loan Fund
*	Plan Members	Loans Receivable from Members, maturing in 2009 through 2023 bearing interest at rates from 5.00% - 10.50%	N/A	44,628

		Subtotal Loan Fund		44,628

		Total		$1,948,855

*	Indicates party-in-interest.

**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.

***	Cost information is not required for Member directed investments, and therefore is not included.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on behalf of The Hartford Investment and Savings Plan by the undersigned thereunto duly authorized.

THE HARTFORD INVESTMENT AND SAVINGS PLAN (Name of Plan)
BY:	/s/ Lynn Farrell
Lynn Farrell
Plan Administrator June 24, 2009

EXHIBIT INDEX

Exhibit
No.	Description

23.1	Consent of Independent Registered Public Accounting Firm